EXHIBIT 4.1

SUPPLEMENTAL INDENTURE

This Supplemental Indenture, dated as of December 7, 2011 (this “SUPPLEMENTAL INDENTURE” or “GUARANTEE”), among 8018227 Canada Inc. (the “NEW SUBSIDIARY GUARANTOR”), Novelis Inc. (together with its successors and assigns, the “COMPANY” or the “ISSUER”), and The Bank of New York Mellon Trust Company N.A., as Trustee under the Indenture referred to below.

WITNESSETH:

WHEREAS, the Issuer, the Subsidiary Guarantors (the “SUBSIDIARY GUARANTORS”) and the Trustee have heretofore executed and delivered an Indenture for the 8.375% Senior Notes due 2017, dated as of December 17, 2010 (as amended, supplemented, waived or otherwise modified, the “INDENTURE”), providing for the issuance of Notes of the Issuer (the “NOTES”);

WHEREAS, Sections 4.18 and 10.03 of the Indenture provide that the Company is required to cause each new Subsidiary Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which such new Subsidiary Guarantor will unconditionally Guarantee, on a joint and several basis with the other Subsidiary Guarantors, the full and prompt payment of the principal of, premium, if any, and interest on the Notes on a senior basis; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee and the Issuer are authorized to execute and deliver this Supplemental Indenture to amend or supplement the Indenture, without the consent of any Holder;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Subsidiary Guarantor, the Issuer and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term “HOLDERS” in this Supplemental Indenture shall refer to the term “HOLDERS” as defined in the Indenture and the Trustee acting on behalf or for the benefit of such Holders. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

AGREEMENT TO BE BOUND; GUARANTEE

SECTION 2.1 Agreement to be Bound. The New Subsidiary Guarantor hereby becomes a party to the Indenture as a Subsidiary Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Subsidiary Guarantor under the Indenture. The New Subsidiary Guarantor agrees to be bound by all of the provisions of the Indenture applicable to a Subsidiary Guarantor and to perform all of the obligations and agreements of a Subsidiary Guarantor under the Indenture.

SECTION 2.2 Guarantee. The New Subsidiary Guarantor agrees, on a joint and several basis with all the existing and future Subsidiary Guarantors, to fully, unconditionally and irrevocably guarantee to each Holder and the Trustee on a senior basis as provided in Article 10 of the Indenture, (a) the due and punctual payment of the principal of, premium, if any, and interest and Additional Interest, if any, on the Notes, subject to any applicable grace period, whether at Stated Maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal and premium, if any, and, to the extent permitted by law, interest and Additional Interest, if any, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee under the Indenture, the Registration Rights Agreement or any other agreement with or for the benefit of the Holders, in their capacities as such, or the Trustee relating to the Company’s obligations under the Notes, this Indenture or the Registration Rights Agreement, all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration pursuant to Section 6.02, redemption or otherwise. The obligations of the New Subsidiary Guarantor to the Holders, in their capacities as such, of the Notes and to the Trustee pursuant to this Guarantee and the Indenture are expressly set forth in the Indenture, including Article 10, and reference is hereby made to the Indenture for the precise terms and any limitations of this Guarantee. This Guarantee is subject to release as and to the extent set forth in Sections 8.02, 8.03 and 10.05 of the Indenture.

ARTICLE III

MISCELLANEOUS

SECTION 3.1 Notices. All notices and other communications to the New Subsidiary Guarantor shall be given as provided in the Indenture for the existing Subsidiary Guarantors.

SECTION 3.2 Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 3.3 GOVERNING LAW. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 3.4 Severability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable in any jurisdiction, such provision shall, as to such jurisdiction be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions; and the invalidity of a particular provision in a particular jurisdictions shall not invalidate such provision in any other jurisdiction.

SECTION 3.5 Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

SECTION 3.6 Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute one and the same agreement.

SECTION 3.7 Headings. The headings of the Articles and the sections in this Supplemental Indenture are for convenience of reference only, are not part of this Supplemental Indenture and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

[Signature page follows]

COMPANY:

NOVELIS INC.

By:	/s/ Leslie J. Parrette

Name:	Leslie J. Parrette, Jr.
Title:	Senior Vice President, General Counsel, Secretary and Compliance Officer

NEW SUBSIDIARY GUARANTOR:

8018227 CANADA INC.

By:	/s/ Marion Barnes

Name:	Marion G. Barnes
Title:	President and Secretary

TRUSTEE:

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By:	/s/ Lee Ann Willis

Name:	Lee Ann Willis
Title:	Senior Associate

[Signature page to Supplemental Indenture – 8.375% Notes]